
07000763



SEC MAIL PROCESSING
RECEIVED
FEB 2007
WASH. D.C. SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Taconic Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue # 700
(No. and Street)

New York	New York	10179
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward Davis 212-499-2538
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stone, Russo and Lazzaro, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

333 Westchester Avenue	White Plains	New York	10604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Taconic Capital Group, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

JOHN J. LYNCH
Notary Public, State of New York
No. 02LY5087177
Qualified in Westchester County
Commission Expires Oct. 27, 20[illegible]

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TACONIC CAPITAL GROUP, INC.
(A Corporation)

INDEX

* * *

STONE, RUSSO & LAZZARO, CPAs, LLP
ACCOUNTANTS & CONSULTANTS
333 WESTCHESTER AVENUE–SUITE E106
WHITE PLAINS, NEW YORK 10604
TELEPHONE 914-285-1040
FAX 914-285-0285

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders
Taconic Capital Group, Inc.

We have audited the accompanying statement of financial condition of Taconic Capital Group, Inc. (A Corporation) as of December 31, 2006, and the related statements of income and retained earnings and cash flows and statement of changes in stockholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taconic Capital Group, Inc. as of December 31, 2006, and its results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included on Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stone, Russo & Lazzaro, CPAs, LLP

Stone, Russo and Lazzaro, CPAs, LLP

White Plains, New York
January 16, 2007

TACONIC CAPITAL GROUP, INC.
(A Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 2,132
Accounts receivable	26,523
Other receivable	39,869
Deposits	651
Total	$ 69,175

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 7,933
Commitments	
Stockholders' equity:	
Common stock, no par value; 100 shares authorized, issued and outstanding	100
Additional paid-in capital	16,662
Retained earnings	44,480
Total stockholders' equity	61,242
Total	$ 69,175

See Notes to Financial Statements.

TACONIC CAPITAL GROUP, INC.
(A Corporation)

STATEMENT OF INCOME AND RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2006

Revenues:	
Commission income	$ 312,587
Fee income	127,218
Investment income	93
Total	439,898
Expenses:	
Regulatory fees	1,375
Occupancy Expense	57,617
Professional fees	40,000
Commission expense	288,000
Other operating expenses	15,909
Total	402,901
Net income before taxes	36,997
Less: Taxes - Local	4,316
Net income	32,681

RETAINED EARNINGS

Balance, beginning of year	11,799
Balance, end of year	$ 44,480

See Notes to Financial Statements.

TACONIC CAPITAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock		Additional Paid-in	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance January 1,	100	$ 100	$ 16,662	$ 11,799	$ 28,561
Net Income		-	-	32,681	32,681
Balance December 31,	100	$ 100	$ 16,662	$ 44,480	$ 61,242

See Notes to Financial Statements.

TACONIC CAPITAL GROUP, INC.
(A Corporation)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Operating activities:		
Net income	$	32,681
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		1,901
Other receivable		(39,869)
Accounts payable and accrued expenses		2,483
Deposits		375
Net cash used by operating activities	$	(2,429)
Cash and cash equivalents, beginning of year		4,561
Cash and cash equivalents, end of year	$	2,132

See Notes to Financial Statements.

TACONIC CAPITAL GROUP, INC.
(A Corporation)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 1 — Business and summary of significant accounting policies:

Business:

Taconic Capital Group, Inc., a Corporation, (the "Company") was incorporated in May 2003 and registered with the National Association of Securities Dealers, Inc. (the "NASD") in January 2004. The Company operates as a broker/dealer registered under the rules and regulations administered by the Securities and Exchange Commission (the "SEC").

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents:

Cash and cash equivalents include all cash balances and highly-liquid investments with a maturity of three months or less when acquired.

Fee income:

Fee income consists of consulting services income. Fee income and expenses are recorded on the accrual basis of accounting.

Commission income:

Commissions paid by institutions on trades, in listed and non-listed equities. Commission income and expenses are recorded on the accrual basis of accounting.

Income taxes:

The accompanying financial statements do not contain a provision for Federal or State income taxes since the Company is treated for tax purposes as an S-Corporation, where by any income or loss is included in the Federal and State income tax returns of the stockholders. New York City has a provision charging an alternative tax to S-Corporations on its stockholders compensation and net income, therefore there is a provision in the financial statements for local tax.

TACONIC CAPITAL GROUP, INC.
(A Corporation)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 2 — Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company has net capital of $20,722, which was $15,722 in excess of its required net capital of $5,000. The Company's net capital ratio was .38 to 1.

Note 3 — Other receivable:

The company has an other receivable of $39,869. This is a non-interest bearing loan made to North River Capital, LLC, due on demand. Two out of its three partners' are shareholders of Taconic Capital Group, Inc.

* * *

TACONIC CAPITAL GROUP, INC.
(A Corporation)

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2006

Net capital	
Total stockholders' equity	$ 61,242
Deduct nonallowable assets	40,520
Net capital	$ 20,722
Aggregate indebtedness – total liabilities	$ 7,933
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$ 5,000
Excess net capital at 1,000%	$ 19,928
Ratio of aggregate indebtedness to net capital	.38 to 1

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Report of Independent Public Accountants

STONE, RUSSO & LAZZARO, CPAs, LLP
ACCOUNTANTS & CONSULTANTS
333 WESTCHESTER AVENUE—SUITE E106
WHITE PLAINS, NEW YORK 10604
TELEPHONE 914-285-1040
FAX 914-285-0285

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

To the Shareholders
Taconic Capital Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Taconic Capital Group, Inc., (A Corporation) as of December 31, 2006 and for the year then ended, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17-a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.



Stone, Russo and Lazzaro, CPAs, LLP

White Plains, New York
January 16, 2007

END END